PROSPECTUS SUPPLEMENT                         FILED PURSUANT TO RULE 424(b)(5)
(To Prospectus Dated January 17, 1996)        REGISTRATION NO. 033-64459

                                  $300,000,000

                                   IBP, INC.
                              7.95% NOTES DUE 2010
                               ------------------

     The notes will bear interest at a rate of 7.95% per year. Interest on the notes is payable on February 1 and August 1 of each year, beginning August 1, 2000. The notes will mature on February 1, 2010. IBP, inc. may redeem the notes in whole or in part at any time at the redemption prices described in this prospectus supplement. The notes will not have the benefit of any sinking fund.

     The notes will be senior obligations of IBP and will rank equally with all other unsecured senior indebtedness of IBP. The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                             PER NOTE          TOTAL
                                                             --------       ------------
Public Offering Price                                        99.175%        $297,525,000
Underwriting Discount                                          .650%        $  1,950,000
Proceeds to IBP (before expenses)                            98.525%        $295,575,000

     Interest on the notes will accrue from January 31, 2000 to the date of delivery.

                               ------------------

     The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes to purchasers, in book-entry form only, through the facilities of The Depository Trust Company on or about January 31, 2000.

                               ------------------

                          JOINT BOOK RUNNING MANAGERS
DONALDSON, LUFKIN & JENRETTE                                SALOMON SMITH BARNEY

                         BANC OF AMERICA SECURITIES LLC

January 26, 2000

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.
                           -------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                       PAGE
                                       ----
Forward-Looking Statements...........   S-1
Offering Summary.....................   S-2
Recent Developments..................   S-2
Use of Proceeds......................   S-6
Unaudited Pro Forma Combined
  Financial Information..............   S-6
Capitalization.......................   S-7

                                       PAGE
                                       ----
Consolidated Financial Information...   S-8
IBP, inc.............................  S-10
Description of Notes.................  S-14
Underwriting.........................  S-18
Legal Matters........................  S-19
Where You Can Find More Information..  S-19

                                   PROSPECTUS

                                       PAGE
                                       ----
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
The Company..........................     3
Ratio of Earnings to Fixed Charges...     3

                                       PAGE
                                       ----
Use of Proceeds......................     3
Description of the Debt Securities...     3
Plan of Distribution.................    15
Validity of the Debt Securities......    15
Experts..............................    15

                           -------------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement (including the information incorporated by reference in this prospectus supplement) and the accompanying prospectus contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of IBP, including, without limitation, statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements due to, among others, matters described in the documents incorporated by reference in this prospectus supplement and the following factors:

     - risks of changing market conditions with respect to livestock supplies and demand for our products;

     - the nature and extent of consolidation in the food processing industry and our ability to grow through acquisitions and to assimilate the acquired entities;

     - domestic and international legal and regulatory risks, and the impact of governmental regulations; and

     - the costs of environmental compliance.

     See "Where You Can Find More Information."

                                OFFERING SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus supplement. As used in this prospectus supplement, all references to "IBP," "we," the "Company," and "us" and all similar references are to IBP, inc. and its consolidated subsidiaries, unless otherwise expressly stated or the context otherwise requires.

                                   IBP, INC.

     IBP, inc. is the largest producer of fresh beef and pork products in the United States, with fiscal 1998 net sales of $12.8 billion. We are also a diversified producer of hundreds of consumer-ready food products, including deli meats, pizza toppings, pizza crusts, wraps, appetizers, hors d'oeuvres, soups, sauces, and side dishes, as well as tanned leather products. We operate through two business segments, Fresh Meats and Enterprises. Our customers include food retailers, distributors, wholesalers, restaurant and hotel chains and other food processors. We provide fresh, partially cooked and fully cooked meats and related products to these retail and food service industries. Our beef and pork allied products line includes more than 300 items, such as ingredients for pharmaceuticals and raw materials for animal feeds, as well as tanned hides for leading automobile, upholstery and apparel manufacturers.

     Founded in 1960 as Iowa Beef Packers, Inc., we began operations in 1961 with one plant in western Iowa. Today, we have approximately 45,000 employees at 53 production facilities in North America, joint venture operations in Russia, Ireland and China, and sales offices throughout the United States and in Canada, Mexico, England, Japan, Taiwan, Korea, Russia and China.

     The address of our world headquarters is 800 Stevens Port Drive, Dakota Dunes, South Dakota 57049. Our telephone number is (605) 235-2061.

                              RECENT DEVELOPMENTS

     H&M Food Systems Company, Inc. and Russer Foods. In April 1999, we acquired H&M Food Systems Company, Inc. and Zemco Industries, Inc., owner of Russer Foods. H&M produces pre-cooked meat products and prepared foods with two manufacturing facilities in Texas. Russer Foods produces and markets a full line of premium deli hams, bologna, loaves, and specialty sausage products, as well as self-serve deli meats with production facilities in New York and Massachusetts.

     Wilton Foods, Inc. In July 1999, we also purchased Wilton Foods, Inc. Wilton Foods produces hors d'oeuvre, appetizer, premium kosher meals and prepared foods with a production facility in Goshen, New York. Wilton is operated as part of DFG Foods. Wilton sells its products into the U. S., Canadian, Mexican and European markets.

     Norfolk, Nebraska Facility. In July 1999, we announced plans to begin processing operations at the former Beef America facility in Norfolk, Nebraska. This facility will further process beef carcasses and will help maximize our slaughter and processing capacities. We estimate that it will cost approximately $35 million to reopen and renovate the 230,000 square foot facility. We intend to begin operations at the facility in the spring of 2000.

     Thorn Apple Valley, Inc. In July 1999, a bankruptcy judge approved our bid to purchase substantially all of the operating assets of Thorn Apple Valley, Inc., which filed for bankruptcy protection on March 5, 1999. The assets that we purchased will continue to further process pork and poultry products including producing bacon, hot dogs, lunch meats, hams and sausages under national brand names such as Thorn Apple Valley(R), Corn King(R), Colonial(R), Wilson Certified(R), and Cavanaugh Lake View Farms(R). We purchased the Thorn Apple Valley facilities in Ponca City, Oklahoma; Forrest City, Arkansas; Holly Ridge, North Carolina; Grand Rapids, Michigan; and Detroit, Michigan. The Thorn Apple Valley assets are now part of our Enterprises division operating under the IBP Foods, Inc. name.

     Tama, Iowa Facility. In December 1999, we closed our Tama, Iowa cow slaughter and processing plant.

     Corporate Brand Foods America. In December 1999, we entered into a definitive agreement to acquire all of the capital stock of Corporate Brand Foods America. The acquisition is structured as a stock for stock merger and we will account for this acquisition as a pooling of interests. Corporate Brand Foods is one of the largest private meat processors in the United States with approximately $720 million in annual revenues in fiscal year 1998, which includes the 1998 revenues for Wright Brand Foods which it acquired in 1999. It operates eleven manufacturing facilities and produces a wide range of processed meats, including home cooked and fresh sausage, roast beef, bacon, lunch meats, and deli meats.

     Recent Litigation Developments. The United States Department of Justice, on behalf of the Environmental Protection Agency, has recently filed a lawsuit against the company relating to alleged violations of environmental laws. For additional details, see "IBP, inc. - Recent Litigation Developments."

                     SELECTED SUMMARY FINANCIAL INFORMATION

     The following table presents selected summary historical financial information for the fiscal year ended 1998 and for the nine months ending September 25, 1999 as well as for the nine months ending September 26, 1998. Our historical financial information for the fiscal year ended 1998 was derived from our audited consolidated financial statements. Our historical financial information for the nine months ended September 26, 1998 and September 25, 1999 was derived from our unaudited condensed consolidated financial statements and is not necessarily indicative of the results of operations to be expected for the full year.

                                      FOR THE               FOR THE               FOR THE
                                    NINE MONTHS           NINE MONTHS        FISCAL YEAR ENDED
                                       ENDED                 ENDED             DECEMBER 26,
                                 SEPTEMBER 25, 1999    SEPTEMBER 26, 1998          1998
                                 ------------------    ------------------    -----------------
                                    (UNAUDITED)           (UNAUDITED)
Net Sales....................       $10,224,509            $9,769,973           $12,848,635
Net Sales by Segment:
  Fresh Meats................       $ 9,097,244            $8,933,620           $11,696,190
  Enterprises................         1,127,265               836,353             1,152,445
EBITDA(1)....................       $   485,174            $  311,701           $   499,961
Net Earnings before
  extraordinary items........           231,747               113,033               204,822

-------------------------
(1) We define EBITDA as income from operations plus depreciation and amortization expense. We have included EBITDA because we understand that it is one measure used by investors to determine our operating cash flow and historical ability to service our indebtedness. However, other companies in our business may present EBITDA differently. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as an indicator of our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles.

                                  THE OFFERING

     The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes, see "Description of Notes."

TERMS OF THE NOTES

Aggregate Principal Amount......    $300,000,000

Interest Rate...................    7.95% per year

Maturity Date...................    February 1, 2010

Interest Payment Dates..........    February 1 and August 1 of each year,
                                    beginning August 1, 2000.

Interest Calculations...........    Based on a 360-day year of twelve 30-day
                                    months.

Ranking.........................    The notes will rank equally with all other
                                    existing and future unsubordinated and
                                    unsecured debt of IBP.

Optional Redemption.............    The notes are redeemable by us prior to
                                    their maturity.

Sinking Fund....................    None.

Denominations...................    $1,000 and integral multiples of $1,000.

Settlement......................    Same-day -- immediately available funds.

Use of Proceeds.................    We estimate that we will receive net
                                    proceeds from the offering of approximately
                                    $295 million. We intend to use the proceeds to repay indebtedness having maturities ranging from one day to approximately eleven months and having an average interest rate of 5.58%, at September 25, 1999.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the offering of approximately $295 million. We intend to use the proceeds to repay indebtedness having maturities ranging from one day to approximately eleven months and having an average interest rate of 5.58%, at September 25, 1999.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The pro forma financial information set forth below assumes that the acquisitions of Diversified Foods Group, H&M Food Systems, Russer Foods, Wilton Foods, the assets of Thorn Apple Valley and the pending acquisition of Corporate Brand Foods America had occurred at the beginning of fiscal year 1998. This information has not been audited and has been prepared for comparative purposes only and does not purport to be indicative of what would have occurred had each acquisition been made at the beginning of fiscal year 1998, or of the future results.

                               PRO FORMA AMOUNTS
                                 (IN MILLIONS)
                                  (UNAUDITED)

                                                    FOR THE
                                                  NINE MONTHS            FOR THE
                                                     ENDED          FISCAL YEAR ENDED
                                               SEPTEMBER 25, 1999   DECEMBER 26, 1998
                                               ------------------   -----------------
Net Sales....................................       $11,080              $14,350
Net Sales by Segment:
  Fresh Meats................................       $ 8,980              $11,625
  Enterprises................................         2,100                2,725
EBITDA(1)....................................       $   547              $   605

-------------------------
(1) We define EBITDA as income from operations plus depreciation and amortization expense. We have included EBITDA because we understand that it is one measure used by investors to determine our operating cash flow and historical ability to service our indebtedness. However, other companies in our business may present EBITDA differently. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as an indicator of our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization and short-term debt as of September 25, 1999, and as adjusted to give effect to the offering (after deducting underwriting discounts and estimated offering expenses) and the anticipated application of the net proceeds. From time to time, we may issue additional debt or equity securities. The following information should be read in conjunction with our consolidated financial statements and related notes incorporated in this Prospectus Supplement by reference.

                                                          AS OF SEPTEMBER 25, 1999
                                                          -------------------------
                                                            ACTUAL       ADJUSTED
                                                          -----------   -----------
                                                               (IN THOUSANDS)
Short-term debt:
  Notes payable to banks................................  $  588,948    $  463,948
  Current maturities of long-term debt..................       1,472         1,472
  Current obligations under capital leases..............       2,913         2,913
                                                          ----------    ----------
          Total short-term debt.........................  $  593,333    $  468,333
Long-term debt:
  Long-term debt........................................  $  563,069    $  388,069
  Notes offered hereby..................................           0       300,000
  Long-term obligations under capital leases............      24,551        24,551
                                                          ----------    ----------
          Total long-term debt..........................  $  587,620    $  712,620
Stockholders' equity:
  Common stock..........................................  $    4,750    $    4,750
  Additional Paid-In Capital............................     401,925       401,925
  Retained earnings.....................................   1,292,551     1,292,551
  Other.................................................     (10,529)      (10,529)
  Treasury stock, at cost...............................     (60,753)      (60,753)
                                                          ----------    ----------
          Total stockholders' equity....................  $1,627,944    $1,627,944
                                                          ----------    ----------
          Total capitalization and short-term debt......  $2,808,897    $2,808,897
                                                          ==========    ==========

                       CONSOLIDATED FINANCIAL INFORMATION

     The following table presents our summary historical financial information as of and for the fiscal years ended 1996, 1997 and 1998 and as of and for the nine months ended September 26, 1998 and September 25, 1999. Our historical financial information as of and for the fiscal years ended 1996, 1997 and 1998 were derived from our audited consolidated financial statements. Our historical financial information as of and for the nine months ended September 26, 1998 and September 25, 1999 were derived from our unaudited condensed consolidated financial statements and is not necessarily indicative of the results of operations that will be achieved for the full year.

                                                              FISCAL YEAR-END
                        SEPT. 25,     SEPT 26,    ---------------------------------------
                          1999          1998         1998          1997          1996
                       -----------   ----------   -----------   -----------   -----------
                               (IN THOUSANDS EXCEPT PER SHARE DATA)
FINANCIAL POSITION
Cash and cash
  equivalents........  $    28,010   $   39,932   $    27,254   $    69,022   $    94,164
Net working
  capital............      143,062      242,154       231,003       207,109       540,903
Total assets.........    3,753,789    2,920,433     3,008,096     2,838,941     2,174,495
Long-term
  obligations........      587,620      566,592       575,522       568,281       260,008
Stockholders'
  equity.............    1,627,944    1,316,042     1,400,914     1,237,069     1,203,655

                        39 WEEKS      39 WEEKS                   52 WEEKS
                          ENDED        ENDED                       ENDED
                       -----------   ----------   ---------------------------------------
                        SEPT. 25,     SEPT 26,     DEC. 26,      DEC. 27,      DEC. 28,
                          1999          1998         1998          1997          1996
                       -----------   ----------   -----------   -----------   -----------
RESULTS OF OPERATIONS
Net sales............  $10,224,509   $9,769,973   $12,848,635   $13,258,784   $12,538,753
Cost of products
  sold...............    9,573,696    9,346,752    12,186,427    12,815,892    12,095,171
                       -----------   ----------   -----------   -----------   -----------
Gross profit.........  $   650,813   $  423,221   $   662,208   $   442,892   $   443,582
Selling, general and
  administrative
  expense............  $   266,252   $  206,092   $   288,473   $   216,176   $   120,674
                       -----------   ----------   -----------   -----------   -----------
Earnings from
  operations.........  $   384,561   $  217,129   $   373,735   $   226,716   $   322,908
Net interest
  expense............  $    33,014   $   34,596   $    43,213   $    38,002   $     3,373
                       -----------   ----------   -----------   -----------   -----------
Earnings before
  income taxes and
  extraordinary
  item...............  $   351,547   $  182,533   $   330,522   $   188,714   $   319,535
Income taxes.........      119,800       69,500       125,700        71,700       120,800
                       -----------   ----------   -----------   -----------   -----------
Earnings before
  extraordinary
  item...............  $   231,747   $  113,033   $   204,822   $   117,014   $   198,735
Extraordinary loss on
  early
  extinguishment of
  debt, less
  applicable taxes...           --      (14,815)      (14,815)           --            --
                       -----------   ----------   -----------   -----------   -----------
Net earnings.........  $   231,747   $   98,218   $   190,007   $   117,014   $   198,735
                       ===========   ==========   ===========   ===========   ===========
EARNINGS PER SHARE
Earnings before
  extraordinary
  item...............  $      2.51   $     1.22   $      2.21   $      1.26   $      2.10
Extraordinary item...           --         (.16)         (.16)           --            --
                       -----------   ----------   -----------   -----------   -----------
Net earnings.........  $      2.51   $     1.06   $      2.05   $      1.26   $      2.10

                        39 WEEKS      39 WEEKS                   52 WEEKS
                          ENDED        ENDED                       ENDED
                       -----------   ----------   ---------------------------------------
                        SEPT. 25,     SEPT 26,     DEC. 26,      DEC. 27,      DEC. 28,
                          1999          1998         1998          1997          1996
                       -----------   ----------   -----------   -----------   -----------
EARNINGS PER SHARE --
ASSUMING DILUTION
  Earnings before
     extraordinary
     item............  $      2.48   $     1.21   $      2.19   $      1.25   $      2.07
Extraordinary item...           --         (.16)         (.16)           --            --
                       -----------   ----------   -----------   -----------   -----------
Net Earnings.........  $      2.48   $     1.05   $      2.03   $      1.25   $      2.07
                       ===========   ==========   ===========   ===========   ===========
OTHER HISTORICAL DATA
  (in thousands)
Depreciation and
  amortization.......  $    81,300   $   74,841   $   100,821   $    92,292   $    73,910
Amortization of
  intangibles........       19,313       19,731        25,405        17,638         8,780
CASH FLOWS FROM
  Operations
     Activities......       51,204      128,365       360,830       187,917       267,978
  Investing
     Activities......     (527,652)    (174,353)     (278,976)     (286,481)     (289,849)
  Financing
     Activities......      477,421       17,017      (122,074)       74,168          (316)
EBITDA(1)............      485,174      311,701       499,961       336,646       405,598
Capital expenditures
  (including
  acquisitions)......  $   535,948   $  123,182   $   245,692   $   458,816   $   170,664
Dividends paid.......        6,922        6,943         9,252         9,300         9,473
FINANCIAL RATIOS
Current ratio........          1.1          1.3           1.3           1.2           1.9
Earnings to fixed
  charges............          8.0          4.6           6.1           4.3          14.5
Net earnings as a
  percent of net
  sales..............          2.3%         1.0%          1.5%          0.9%          1.6%
EBITDA as a percent
  of net sales.......          4.7%         3.2%          3.9%          2.5%          3.2%
Dividends as a
  percent of net
  earnings...........          3.0%         7.1%          4.9%          7.9%          4.8%
Debt as a percent of
  total
  capitalization.....         26.5%        30.1%         29.1%         31.5%         17.8%

-------------------------
(1) We define EBITDA as income from operations plus depreciation and amortization expense. We have included EBITDA because we understand that it is one measure used by investors to determine our operating cash flow and historical ability to service our indebtedness. However, other companies in our business may present EBITDA differently. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as an indicator of our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles.

                                   IBP, INC.

GENERAL

     We operate through two business segments: Fresh Meats and Enterprises. Fresh Meats produces fresh and processed beef and pork products. Fresh Meats' primary products include fresh boxed beef and boxed pork, which are marketed mainly in the United States to grocery chains, meat distributors, wholesalers, retailers, restaurant and hotel chains, and processors who produce cured and smoked products, such as bacon, ham, luncheon meats and sausage items. Fresh Meats also produces inedible allied products, such as hides and other items used to manufacture products such as leather, animal feed and pharmaceuticals, and edible allied products, which include variety meat items. Enterprises' primary products consist mainly of consumer-ready food products, such as deli meats, pizza toppings, pizza crusts, wraps, appetizers, hors d'oeuvres, soups, sauces and side dishes.

     Food safety and product quality are extremely critical to our success. We plan to continue to invest substantial amounts in these areas in the future. We have recently installed state-of-the-art steam pasteurization systems in all of our beef processing plants, and we are in the preliminary testing phase with Titan Corporation to pasteurize ground beef.

FRESH MEATS BUSINESS SEGMENT

     We are the leader in the fed beef processing industry in the United States. We operate eleven fed beef production facilities, ten of which are strategically located in seven cattle-producing states in the United States and one which is located in Brooks, Canada. These facilities reduce live cattle to dressed carcass form for further processing. Eight of these beef plants have processing operations that fabricate the carcasses into fresh boxed beef. Fed beef animals consist primarily of young steers and heifers specifically raised for beef consumption. We operate one cow boning facility in Nebraska which reduces cows and bulls to dressed carcass form and further processes these carcasses into boneless meat products. We are currently evaluating the continued operation of this facility. We also operate a ground beef facility in Nebraska which produces ground beef products for the foodservice and retail food industries.

     IBP is also a leading processor of pork products, operating six fresh pork facilities in Indiana, Iowa and Nebraska. These operations reduce live hogs to dressed carcass form and process these carcasses into fresh boxed pork. Our seventh pork plant, located in Council Bluffs, Iowa, produces processed and further processed pork products. The production processes for our pork facilities are similar to those employed in our beef operations.

ENTERPRISES BUSINESS SEGMENT

     Although we began to diversify our operations into foodservice in 1990, we completed our first major step towards diversification with the acquisition of Foodbrands America, Inc. in 1997. Known as Enterprises, this business segment consists of our wholly-owned subsidiaries Foodbrands America, Inc., The Bruss Company and IBP Foods, Inc. These subsidiaries are extensions of IBP's Fresh Meats business and offer a wide range of value-added food products, such as products for the "away-from-home" food preparation market. Foodbrands America, which we purchased in 1997, manufactures and markets over 1,600 branded and custom frozen and refrigerated food products, such as pepperoni, beef and pork toppings, pizza crusts, appetizers, hors d'oeuvres, desserts, prepared meals, Mexican and Italian foods, soups, sauces, side dishes, and branded and processed meats. Its products are designed to meet the foodservice industry's growing demand for products offering consistent quality and flavor and requiring little "back-of-the-house" preparation. The Bruss Company, which we also purchased in 1997, processes and markets premium quality, portion-controlled steaks, pork chops and other products to national accounts. The addition of the Bruss Company extended our reach into casual and fine dining restaurants and strengthened our position as a provider to the growing foodservice industry.

     In August 1998, we acquired the assets of the appetizer division of Diversified Foods Group, L.L.C., which we currently operate under the name DFG Foods, Inc. DFG Foods operates as a subsidiary of Foodbrands and has production plants in Chicago, Illinois and Newark, New Jersey. DFG Foods markets a variety of premium quality hors d'oeuvres, appetizers, desserts and prepared meals under the brand names Restauranic, Fayes, Cohen's Famous and Casino Chef. Its full line of product offerings also includes kosher items. DFG Foods' primary customers are foodservice companies, club stores and retail grocery outlets.

     In April 1999, we acquired H&M Food Systems Company, Inc. and Zemco Industries, Inc., owner of Russer Foods. H&M Foods Systems is a leading producer of pre-cooked meat products and prepared foods and has two manufacturing facilities in Texas. Russer Foods produces and markets a full line of premium deli hams, bologna, loaves, and specialty sausage products, as well as self-serve deli meats. It has two production facilities in New York and Massachusetts.

     In July 1999, we purchased Wilton Foods, Inc. Wilton Foods produces hors d'oeuvre, appetizers, premium kosher meals and prepared foods for the U.S., Canadian, Mexican and European markets. It has a production facility in Goshen, New York.

     In August 1999, we purchased substantially all of the operating assets of Thorn Apple Valley, which we currently operate under the IBP Foods, Inc. name. As part of this purchase, we acquired certain brand names and trademarks of Thorn Apple Valley.

     In December 1999, we announced an agreement to acquire Corporate Brand Foods America which had approximately $720 million in sales in fiscal year 1998, which includes the 1998 revenues for Wright Brand Foods which it acquired in 1999. Corporate Brand Foods America is one of the largest private meat processors in the United States. It operates eleven manufacturing facilities and produces a wide range of processed meats, sausage, bacon, lunch meats, and deli meats.

STRATEGIC INITIATIVES

     Our strategy to build a larger, more diversified and more predictable earnings base consists of four different initiatives:

     Grow Foodservice Business. To achieve future revenue growth and operating margin improvement, we plan to continue to grow our foodservice business internally and through additional acquisitions that provide us with new higher margin products to sell and new markets in which to sell them. Our acquisitions of Corporate Brand Foods America, Thorn Apple Valley, Wilton Foods, H&M Food Systems and Russer Foods demonstrate our commitment to grow our foodservice business.

     Emphasize Sales of Higher Margin Products. Though we are known for producing high-quality boxed meat, we are seeking to provide a growing range of higher-margin, value-added products to meet the demands of consumers and foodservice operators for even more convenience. In 1998, for example, we introduced a new case-ready "Consumer Friendly" ground beef product which not only reduces the need for grocery stores to handle the product but also extends the products' shelf life. Additionally, in the fourth quarter of 1998, we created a new corporate division dedicated to producing and marketing branded beef and pork. This division, known as the Value-Added Products Group, is focused on the continued development and commercialization of value-added items, including branding, for our core fresh meat products. Our Council Bluffs, Iowa facility is dedicated to producing case ready cuts of beef and pork products.

     Our goal of expanding the production of higher margin products has also manifested itself in our efforts to process lines of Certified Angus Beef Products, which is a desired type of beef. This focus resulted in a significant increase in sales of this product in 1998 and earned us both Marketer of the Year and Top Sales Volume Exporter of the Certified Angus Beef organization. We are further developing a line of marinated pork, which will provide a more tender cooked product.

     Building Our Core Fresh Meat Operations. We will continue to build and improve the core of our business, the fresh meat operations. In that regard, we have increased our sales within Canada through the expansion of the processing capacity of our Lakeside, Alberta, Canada facility. Our recent purchase and upcoming renovation of our facility in Norfolk, Nebraska will allow us to process more beef through maximizing and rationalizing our slaughter and processing facilities. The improvement of our fresh meats operations takes many forms. We continue to evaluate and improve the efficiencies of our facilities by the installation of state of the art equipment.

     Export Sales. Although the majority of IBP's sales are domestic, export sales accounted for approximately 12% of our net sales in 1998. We are the nation's largest exporter of U.S. red meat and allied products and are committed to expanding our international presence, especially in Asia.

     Export volumes increased 7% in the first nine months of 1999 compared to the first nine months of 1998, while export sales increased 3% over the same period. Year-to-date 1999 export sales to Japan, our most significant export destination, increased 2% over 1998 despite a volume decrease of 8% from the prior year. Additionally, year-to-date export volume into Korea, Taiwan and Mexico grew over the first nine months of 1998.

     As global economies improve, especially in Asia, and new markets emerge, we believe that, through our international sales offices in Canada, England, Japan, Korea, Taiwan, Russia, China and Mexico, we will be positioned to capture additional growth.

RECENT LITIGATION DEVELOPMENTS

     On January 12, 2000, The United States Department of Justice, on behalf of the Environmental Protection Agency ("EPA"), filed a lawsuit against us in U.S. District Court for the District of Nebraska, alleging violations of various environmental laws at our Dakota City Facility. This action alleges, among other things, violations of: (1) the Clean Air Act for allegedly failing to obtain necessary Prevention of Significant Deterioration ("PSD") permits related to certain improvements and modifications made at Dakota City; (2) the Clean Water Act for allegedly violating ammonia and whole effluent toxicity limits related to our National Pollution Discharge Elimination System ("NPDES") permit at this facility; (3) the Resource, Conservation and Recovery Act ("RCRA") for allegedly not disposing of spent gun shells and air filters as "hazardous waste;" and (4) the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") and the Emergency Planning and Community Right to Know Act ("EPCRA") for allegedly failing to properly fill out Form R reports and allegedly failing to report hydrogen sulfide fugitive emissions from our wastewater treatment facility. The action seeks injunctive relief to remedy alleged violations and damages of $25,000 per violation per day for alleged violations which occurred prior to January 30, 1997, and $27,500 per violation per day for alleged violations after that date. The complaint alleges that some violations began to occur as early as 1989 and continue into the present, although the majority of the violations are alleged to have occurred much later. We believe that we have meritorious defenses on each of these allegations and we intend to aggressively defend these claims. The EPA has also sent us an information request under the Clean Air Act and CERCLA seeking additional information regarding hydrogen sulfide emissions from our Dakota City facility. The EPA claims it seeks information to determine whether the emissions pose an imminent and substantial endangerment to human health or the environment. If the EPA makes this finding, it could trigger further action, including an administrative order for compliance concerning the facility. We dispute, and would vigorously contest, any claim that the emissions pose any such a threat. Although no assurance are possible, we believe the resolution of these matters will have no material adverse effect on our financial condition or results of operations.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the notes supplements and, to the extent inconsistent, replaces the description of the general terms and provisions of Debt Securities found in the accompanying prospectus. Certain terms used in this prospectus supplement that are not defined in this prospectus supplement are defined in the prospectus and in the Indenture.

GENERAL

     The notes will be:

     - unsubordinated and unsecured general obligations of IBP, ranking equally in right of payment with all other existing and future unsubordinated and unsecured debt of IBP;

     - limited to $300 million aggregate principal amount; and

     - issued only in registered book-entry form (and in no event in bearer form), in denominations of $1,000 and integral multiples of $1,000.

     The notes will be issued under the Indenture dated January 26, 1996 between IBP and The Bank of New York, as trustee. (For a more complete description of the Indenture, please see "Description of the Debt Securities" in the accompanying prospectus.)

     The notes will mature on February 1, 2010. The notes will bear interest from January 31, 2000 or from the most recent interest payment date to which interest has been paid or provided for, at the rate of 7.95% per year. We will pay interest on the notes twice a year, on February 1 and August 1, beginning August 1, 2000, to the persons in whose names the notes are registered at the close of business on the January 15 or July 15 that precedes the date on which interest will be paid.

     Although the aggregate principal amount of the notes is limited to $300,000,000, the Indenture does not limit the amount of Debt Securities that may be issued and provides that Debt Securities may be issued from time to time in one or more series.

     We will not pay Additional Amounts (defined in the Indenture as payments to non-U.S. holders of notes in respect of any tax, assessment or governmental charge) on the notes.

     In some circumstances, we may elect to discharge our obligations on the notes through defeasance or covenant defeasance. (Please see "Description of the Debt Securities -- Defeasance and Discharge" and "-- Defeasance of Certain Covenants" in the accompanying prospectus for more information about how we may do this.)

SINKING FUND

     There is no sinking fund.

OPTIONAL REDEMPTION

     We will have the right to redeem the notes, as a whole or in part, at any time, upon not less than 30 days' nor more than 60 days' notice. We will pay a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) on the notes to be redeemed, discounted to the applicable redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of the Treasury Rate (as defined below) plus 25 basis points plus, in either case, accrued interest on the principal amount being redeemed to the redemption date. However, installments of interest on notes which are due and payable on an interest payment date falling on or prior to the relevant redemption date will be payable to the holders of those notes registered as such at the close of business on the relevant record date.

     "Treasury Rate" means, for any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

     "Comparable Treasury Issue" means, with respect to any redemption date for the notes, the United States Treasury security, selected by a Reference Treasury Dealer appointed by us, as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

     "Comparable Treasury Price" means, for any redemption date, (1) the average of the Reference Treasury Dealer Quotations for that redemption date after excluding the highest and lowest of those Reference Treasury Dealer Quotations or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all the quotations actually obtained by the Trustee.

     "Reference Treasury Dealer" means each of Salomon Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Banc of America Securities LLC and their respective successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer for it.

     "Reference Treasury Dealer Quotations" means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date. As used in this paragraph, the term "business day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.

     "Remaining Scheduled Payments" means, for each note to be redeemed, the remaining scheduled payments of principal of and interest on that note that would be due after the related redemption date but for that redemption; provided that if that redemption date is not an interest payment date with respect to that note, the amount of the next succeeding scheduled interest payment on that note will be reduced by the amount of interest accrued on that note to that redemption date.

     On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes are to be redeemed, the trustee will select the notes for redemption on a pro rata basis, by lot or in such other manner it deems fair and appropriate. The notes may be redeemed in part in multiples of $1,000 only.

BOOK-ENTRY SECURITIES

     We will issue the notes in the form of one or more fully registered global securities. We will deposit these global securities with, or on behalf of, The Depository Trust Company, New York, New York, known as DTC, and register these securities in the name of DTC's nominee, Cede & Co. DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant would then keep a record of its clients who purchased the notes. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

     Because the notes will be issued in book-entry form only, we will not deliver securities in certificate form to individual purchasers of the notes, and no person holding a beneficial interest in a global security will be treated as a holder for any purpose under the Indenture. Accordingly, holders of beneficial interests must rely on the procedures of DTC and the participant through which such person owns its interest in order to exercise any rights of a holder under such global security or the Indenture. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in certificated form. Such limits and laws may impair the ability to transfer beneficial interests in a global security representing book-entry only securities.

     DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities of institutions that have accounts with it or its participants. Through its maintenance of an electronic book-entry system, DTC facilitates the clearance and settlement of securities transactions among its participants and eliminates the need to deliver securities certificates physically. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

     DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law. The rules applicable to DTC and its participants are on file with the SEC.

     We will wire principal and interest payments to Cede & Co., DTC's nominee. We and the trustee will treat Cede & Co. as the owner of the global securities for all purposes. Accordingly, we and the trustee will have no direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.

     It is DTC's current practice, when it receives any payment of principal or interest, to credit direct participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name," will govern payments by participants to owners of beneficial interests in the global securities, and voting by participants. However, these payments will be the responsibility of the participants and not of DTC, the trustee or us.

     The notes represented by a global security will be exchangeable for notes in certificated form with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law and we do not appoint a successor depository within 90 days; or

     - we make a decision to permit the notes to be issued in certificated form and notify the trustee of that decision; or

     - an event has happened and is continuing that constitutes or, after notice or passage of time or both, would constitute an Event of Default.

     According to DTC, the information in the preceding two paragraphs with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     The information in this section concerning DTC and DTC's system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of such information.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the notes will be made by the underwriters in immediately available funds. So long as the notes are represented by global securities registered in the name of DTC or its nominee, all payments of principal and interest will be made by IBP in immediately available funds. In addition, so long as the notes are represented by such global securities, the notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

CONCERNING THE TRUSTEE

     The Bank of New York is the trustee under the Indenture, and we have appointed it as registrar and paying agent with respect to the notes.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the Underwriting Agreement dated January 26, 2000 and the Terms Agreement dated January 26, 2000, each underwriter named below has severally agreed to purchase, and IBP has agreed to sell to each underwriter, the principal amount of the notes set forth opposite the name of each such underwriter.

UNDERWRITER OF NOTES                                          PRINCIPAL AMOUNT
--------------------                                          ----------------
Donaldson, Lufkin & Jenrette Securities Corporation.........    $127,500,000
Salomon Smith Barney Inc....................................     127,500,000
Banc of America Securities LLC..............................      45,000,000
                                                                ------------
          Total.............................................    $300,000,000
                                                                ============

     The Underwriting Agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes are subject to the approval of certain legal matters by counsel to the underwriters and to certain other conditions. The Underwriting Agreement and the Terms Agreement provide that the underwriters are obligated to purchase all of the notes if they purchase any of the notes.

     The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any national securities exchange. The underwriters have advised us that they intend to make a market in the notes, but they have no obligation to do so, and may discontinue market making at any time without providing any notice. We cannot assure you as to the depth or liquidity of any trading market that may develop for the notes.

     The underwriters initially propose to offer some of the notes directly to the public at the public offering price stated on the cover page of this prospectus supplement and some of the notes to certain dealers at the public offering price less a concession not in excess of .4% of the principal amount of the notes. The underwriters may allow, and these dealers may re-allow, a concession not in excess of .25% of the principal amount of the notes on sales to certain other dealers. After the initial offering of the notes to the public, the underwriters may, from time to time, change the public offering price and these concessions.

     The following table shows the underwriting discounts and commissions we will pay to the underwriters in connection with this offering, expressed as a percentage of the aggregate principal amount of the notes.

                                                              PAID BY IBP
                                                              -----------
Per note....................................................     .650%

     In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

     Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     We estimate that we will spend approximately $500,000 for printing, rating agency, trustee and legal fees, and other expenses related to the offering.

     In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. Additionally, John S. Chalsty, Chairman of Donaldson, Lufkin & Jenrette Securities Corporation, serves as a director of IBP.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters in connection with the notes will be passed for IBP by Sheila Hagen, Esq., Corporate Secretary, Vice President and General Counsel of IBP, inc. The validity of the notes will be passed on for the underwriters by Mayer, Brown & Platt, Chicago, Illinois.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the regional offices of the SEC located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

     Our common stock is listed on the New York Stock Exchange. You may also inspect the information we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We are "incorporating by reference" specified documents that we file with the SEC, which means:

     - incorporated documents are considered part of this prospectus supplement;

     - we are disclosing important information to you by referring you to those documents; and

     - information we file with the SEC will automatically update and supersede this prospectus supplement.

     We incorporate by reference the documents listed below and any documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and before the end of the offering of the notes:

     - our annual report on Form 10-K for the fiscal year ended December 26, 1998;

     - our quarterly reports on Form 10-Q for the quarters ended March 27, 1999, June 26, 1999, and September 25, 1999; and

     - our proxy statement dated March 17, 1999.

     You may also request a copy of these filings (excluding exhibits), at no cost, by writing, telecopying or telephoning IBP Investor Relations at the following address or number:

                       IBP Investor Relations Department
                        800 Stevens Port Drive Suite 834
                             Dakota Dunes, SD 57049
                             Phone: (605) 235-2587
                            Telecopy: (605) 235-2404

PROSPECTUS

                                  $500,000,000

                                   IBP, INC.
                                DEBT SECURITIES
                            ------------------------

     IBP, inc. ("IBP" or the "Company") may offer from time to time its senior unsecured debt securities (the "Debt Securities") at an aggregate initial offering price of up to $500,000,000 (or the equivalent thereof if any of the Debt Securities are denominated other than in U.S. dollars) on terms to be determined at the time of offering. The series, specific designation, aggregate principal amount, maturity, rate (or manner of rate calculation) and time of payment of any interest, purchase price, any terms relating to mandatory or optional redemption or repayment (including any sinking fund), any modification of the covenants and any other specific terms in connection with the sale of the Debt Securities in respect of which this Prospectus is being delivered are set forth in an accompanying Prospectus Supplement. The Prospectus Supplement also includes information concerning any listing on a stock exchange of the Debt Securities with respect to which this Prospectus and the Prospectus Supplement are being delivered.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

    The Debt Securities may be offered directly by the Company, through agents designated from time to time, through dealers or through underwriters. See "Plan of Distribution." Any such agents, dealers or underwriters are set forth in the accompanying Prospectus Supplement. If an agent of IBP or a dealer or underwriter is involved in the offering of the Debt Securities, the name of such agent, dealer or underwriter, any applicable commissions or discounts, and net proceeds to IBP will be set forth in the Prospectus Supplement with respect to such Debt Securities. Any agents, dealers or underwriters participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended.

    This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                            ------------------------

                The date of this Prospectus is January 17, 1996.

                             AVAILABLE INFORMATION

     IBP is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy materials and other information concerning IBP and the Registration Statement (as defined below) can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices maintained by the Commission at The Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies can be obtained by mail from the Commission at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies can be obtained electronically through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. In addition, reports, proxy statements and other information concerning IBP can be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, on which IBP's common stock is listed.

     IBP has filed with the Commission a registration statement on Form S-3 (herein, together with all information incorporated by reference therein and all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and any applicable Prospectus Supplement do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement including the exhibits filed as a part thereof. Statements made in this Prospectus and any applicable Prospectus Supplement as to the contents of any documents referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by IBP with the Commission (File No. 1-6085) pursuant to the Exchange Act are incorporated in and made a part of this Prospectus by reference thereto:

          (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

          (b) Quarterly Reports on Form 10-Q for the thirteen weeks ended April 1, 1995, the twenty-six weeks ended July 1, 1995, and the thirty-nine weeks ended September 30, 1995; and

          (c) Current Reports on Form 8-K filed with the Commission on August 7, 1995 and January 16, 1996, respectively.

     All other documents filed by IBP pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities made hereby shall be deemed incorporated by reference in this Prospectus and any applicable Prospectus Supplement and to be a part hereof from the date of filing of such documents. Any statement contained in the documents incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus or any applicable Prospectus Supplement, shall be deemed to be modified or superseded for purposes of this Prospectus or any applicable Prospectus Supplement to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any applicable Prospectus Supplement.

     IBP will provide without charge to each person to whom this Prospectus and any Prospectus Supplement have been delivered, upon written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus or any applicable Prospectus Supplement. Requests for such copies should be directed to Investor Relations Department, IBP, inc., Post Office Box 515 #52A, Dakota City, Nebraska 68731; telephone number (402) 241-2559.

                                  THE COMPANY

     IBP is the world's leading producer of fresh beef and pork, with fiscal 1994 net sales of approximately $12.1 billion. Customers include food retailers, distributors, wholesalers, restaurant and hotel chains and other food processors. IBP also produces fully cooked meats for the retail and food service industries. Its allied products line includes more than 250 items, including tanned hides for leather makers, ingredients for pharmaceuticals and raw materials for animal feeds.

     Founded in 1960 as Iowa Beef Packers, Inc., the Company began operations in 1961 with one plant in western Iowa. Today, IBP has 23 plant sites in North America, regional sales offices throughout the United States and international sales offices in England and Japan.

     IBP is a Delaware corporation with executive offices located at IBP Avenue, Dakota City, Nebraska 68731-0515. The telephone number of its Investor Relations Department is (402) 241-2559. Unless the context indicates otherwise, all references in this Prospectus to "IBP" or the "Company" include IBP, inc. and its subsidiaries.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for IBP for each of the periods set forth below is as follows:

   THIRTY-NINE WEEKS ENDED                                 FISCAL YEARS ENDED
-----------------------------   ------------------------------------------------------------------------
SEPTEMBER 30,   SEPTEMBER 24,   DECEMBER 31,   DECEMBER 25,   DECEMBER 26,   DECEMBER 28,   DECEMBER 29,
    1995            1994          1994(1)          1993           1992           1991           1990
-------------   -------------   ------------   ------------   ------------   ------------   ------------
   11.44x           5.78x          7.28x          3.64x          2.84x          1.01x          2.07x

---------------
(1) Fiscal year consisted of 53 weeks.

     The ratio of earnings to fixed charges has been computed by dividing pre-tax earnings available for fixed charges (earnings before income taxes adjusted for interest expense and one-third of operating lease/rent expense) by fixed charges. Fixed charges include interest expense (incurred interest before capitalized interest and interest income) and one-third of operating lease/rent expense. The Company's management believes that one-third of operating lease/rent expense is representative of the interest factor.

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable Prospectus Supplement, the net proceeds to IBP from the sale of the Debt Securities offered hereby will be added to the working capital of IBP and will be available for general corporate purposes.

                       DESCRIPTION OF THE DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"). A form of the Indenture has been filed as an exhibit to the Registration Statement. The statements made under this heading relating to the Debt Securities and the Indenture are summaries of the provisions thereof and do not purport to be complete. Parenthetical references below are to the Indenture or to sections of the Trust Indenture Act of 1939, as amended (the "TIA"), certain provisions of which govern the terms of the Indenture, and, whenever any particular provision of the Indenture or the TIA or any defined term used therein is referred to, such provision or defined term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Indenture.

GENERAL

     The Indenture does not limit the amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series up to the aggregate principal amount which may be authorized by the Company for each series. The Debt Securities will be unsecured and unsubordinated Debt of the Company and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of the Company. The particular terms of each series of Debt Securities, as well as any modifications of or additions to the general terms of the Debt Securities as described herein that may be applicable in the case of a particular series of Debt Securities, will be described in the Prospectus Supplement relating to such series of Debt Securities. Accordingly, for a description of the terms of a particular series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of Debt Securities set forth in this Prospectus.

     Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for a description of the following terms or additional provisions of the Debt Securities: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the price or prices at which such Debt Securities will be issued; (4) the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of such Debt Securities will be payable; (5) the rate or rates per annum (which may be fixed, floating or adjustable) at which such Debt Securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined; (6) the date or dates from which interest, if any, on such Debt Securities shall accrue or the method by which such date or dates shall be determined, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence, the Regular Record Dates for such Interest Payment Dates, if any, and the Person to whom any interest on such Debt Securities will be payable, if other than the Person in whose name such Debt Securities are registered on any Regular Record Date; (7) the date, if any, after which and the price or prices at which such Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company or the Holder and any other terms and provisions of such optional or mandatory redemptions; (8) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof and the period or periods within which or the date or dates on which, the price or prices at which, the Currency in which, and the other terms and conditions upon which, such Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (9) whether such Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, whether any of such Debt Securities shall be issuable in whole or in part in temporary or permanent global form or in the form of Book-Entry Securities and, if so, the circumstances under which any such global security or global securities or Book-Entry Securities may be exchanged for Debt Securities registered in the name of, and any transfer of such global or Book-Entry Securities may be registered to, a Person other than the depository for such temporary or permanent global securities or Book-Entry Securities or its nominee; (10) if other than Dollars, the Currency in which such Debt Securities will be denominated and in which the principal of (and premium, if any) and any interest on such Debt Securities will be payable; (11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based on one or more Currencies, commodities, equity indices or other indices) and the manner in which such amounts shall be determined; (12) whether the Company or Holder may elect payment of the principal of (and premium, if any) or interest, if any, on such Debt Securities in one or more Currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the Currency in which such Debt Securities are denominated or stated to be payable and the Currency in which such Debt Securities are to be so payable;
(13) the place or places, if any, other than or in addition to the Borough of Manhattan, The City of New York, where the principal of (and premium, if any) and any interest on such Debt Securities shall be payable, any Registered Securities of the series may be surrendered for registration of transfer, such Debt Securities may be surrendered for exchange and notice or demands to or upon the Company in respect of such Debt Securities and the Indenture may be served;
(14) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any

Registered Securities of the series shall be issuable and, if other than the denomination of $5,000, the denomination or denominations in which any Bearer Securities of the series shall be issuable; (15) the applicability, if at all, to such Debt Securities of the provisions of Article XIV of the Indenture described under "Defeasance and Covenant Defeasance" below, and any provisions in modification of, in addition to or in lieu of any of the provisions of such Article; (16) the Person to whom any interest on any Registered Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the Person to whom, any interest on any Bearer Security of the series shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary global security on an Interest Payment Date will be paid if other than in the manner provided in the Indenture;
(17) whether and under what circumstances the Company will pay Additional Amounts as contemplated by Section 10.4 of the Indenture on such Debt Securities to any Holder who is not a United States Person (including any modification to the definition of such term as contained in the Indenture as originally executed) in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option); (18) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified; (19) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; (20) the date as of which any Bearer Securities of the series and any temporary global security shall be dated if other than the date of original issuance of the first of such Debt Securities; (21) if such Debt Securities are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and/or terms of such certificates, documents or conditions; (22) the designation of the initial Exchange Rate Agent, if any; and (23) any other terms of such Debt Securities (Section 3.1).

     The Indenture does not contain any provisions that afford Holders of Debt Securities of any series protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect Holders of the Debt Securities (except to the limited extent that the covenants described below under "Certain Restrictions" might affect the Company's ability to consummate such transactions). Any provision that does provide such protection, if applicable to the Debt Securities, will be described in the applicable Prospectus Supplement relating thereto.

     Some or all of the Debt Securities may be issued under the Indenture as Original Issue Discount Securities (bearing no interest or interest at a rate that at the time of issuance is below market rates) or as deferred interest Debt Securities (paying interest at a later date) to be issued at prices below their stated principal amounts. Certain federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities and deferred interest Debt Securities will be described in the applicable Prospectus Supplement.

     Debt Securities denominated or payable in foreign currencies may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable Prospectus Supplement.

DENOMINATIONS, REGISTRATION AND TRANSFER

     Debt Securities of a series may be issuable in definitive form solely as Registered Securities, solely as Bearer Securities or as both Registered Securities and Bearer Securities. Registered Securities will be issuable in denominations of $1,000 and integral multiples of $1,000 and Bearer Securities will be issuable in the denomination of $5,000 or, in each case, in such other denominations as may be in the terms of the Debt Securities of any particular series. The Indenture also provides that Debt Securities of a series may be issuable in temporary or permanent global form and may be issued as Book-Entry Securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by the Company (the

"Depository") and identified in a Prospectus Supplement with respect to such series (Section 3.1). Unless otherwise specified in an applicable Prospectus Supplement, Bearer Securities will have interest coupons attached (Section 2.1).

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If (but only if) provided in an applicable Prospectus Supplement, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, Bearer Securities surrendered in a permitted exchange for Registered Securities between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, Bearer Securities will not be issued in exchange for Registered Securities (Section 3.5).

     The Debt Securities may be presented for exchange as described above, and Registered Securities may be presented for registration of transfer (duly endorsed or accompanied by a written instrument of transfer), at the corporate trust office of the Trustee in the Borough of Manhattan, The City of New York, or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in the applicable Prospectus Supplement. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 3.5). If a Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable solely as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series may be issuable both as Registered Securities and as Bearer Securities, the Company will be required to maintain (in addition to the Trustee) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 10.2).

     The Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (A) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (B) if Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part, (iii) exchange any Bearer Security selected for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is simultaneously surrendered for redemption; or (iv) issue, register the transfer of or exchange any Debt Securities which has been surrendered for repayment at the option of the Holder, except the portion, if any, thereof not to be so repaid (Section 3.5).

CERTAIN LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     In order to avoid certain adverse United States federal income tax consequences to the Company, Bearer Securities will not be offered, sold, resold or delivered in connection with their original issuance in the United States or to United States persons (each as defined in the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder), except as otherwise permitted by Treasury Regulation Section 1.163-5(c)(2)(i)(D), including offers and sales to offices located outside the United States of United States financial institutions (as defined in Treasury Regulation Section 1.165-12(c)(1)(v)) that agree in writing to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the regulations thereunder. Any underwriters, agents and dealers participating in the offering of Debt Securities must agree in writing that they will not offer any Bearer Securities for sale or resale in the United States or to United States persons (other than the financial institutions described above) or deliver Bearer Securities within the United States. In addition, any such underwriters, agents and dealers must agree to send confirmations to each purchaser of a Bearer Security confirming that such purchaser represents that it is not a United States person or that it is a financial institution described above and, if such person is a dealer, that it will send similar confirmations to purchasers from it. A Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification of the beneficial ownership of the Bearer Security as required by Treasury Regulation Section 1.163-5(c)(2)(i)(D)(3). In the case of a Bearer Security in permanent global form, such certification must be given in connection with notation of a beneficial owner's interest therein in connection with the original issuance of such Debt Security (Section 3.3).

     Bearer Securities and any coupons appertaining thereto must bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." Under Sections 165(j) and 1287(a) of the Code, Holders that are United States persons, with certain exceptions, will not be entitled to deduct any loss on Bearer Securities and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Securities.

     Other restrictions and additional tax considerations may apply to the issuance and holding of Bearer Securities. A description of any such restrictions and federal income tax consequences will be set forth in the applicable Prospectus Supplement.

GLOBAL AND BOOK-ENTRY DEBT SECURITIES

     If Debt Securities to be sold in the United States are designated by the Company in a Prospectus Supplement as Book-Entry Securities, a global security representing the Book-Entry Securities will be deposited in the name of the nominee for the Depository, representing the Debt Securities to be sold in the United States. Upon such deposit of the Book-Entry Securities, the Depository shall credit an account maintained or designated by an institution to be named by the Company or any purchaser of the Debt Securities represented by the Book-Entry Securities with an aggregate amount of Debt Securities equal to the total number of Debt Securities that have been so purchased. The specific terms of any depository arrangement with respect to any portion of a series of Debt Securities to be represented by one or more global securities will be described in the applicable Prospectus Supplement. Beneficial interests in such Debt Securities will only be evidenced by, and transfers thereof will only be effected through, records maintained by the Depository and the institutions that are Depository participants.

     If so specified in an applicable Prospectus Supplement, the portion of the Debt Securities of a series which are issuable as Bearer Securities will initially be represented by one or more temporary or permanent global Debt Securities, without interest coupons, to be deposited with a common depository in London for the Euroclear System ("Euroclear") and CEDEL S.A. ("CEDEL") for credit to the designated accounts. Unless otherwise indicated by an applicable Prospectus Supplement, on or after 40 days following its issuance, each such temporary global Debt Security will be exchangeable for definitive Bearer Securities, definitive Registered Securities or all or a portion of a permanent global Debt Security, or any combination thereof, as specified in an applicable Prospectus Supplement, only upon written certification in the form and to the effect described under "Denominations, Registration and Transfer." No Bearer Security (including a Debt Security in permanent global form) delivered in exchange for a portion of a temporary or permanent global Debt Security shall be mailed or otherwise delivered to any location in the United States in connection with such exchange (Sections 3.4 and 3.5).

     A Person having a beneficial interest in a permanent global Debt Security will, except with respect to payment of principal of, premium, if any, and interest on such permanent global Debt Security, be treated as a Holder of such principal amount of Outstanding Debt Securities represented by such permanent global Debt

Security as shall be specified in a written statement of the Holder of such permanent global Debt Security or, in the case of a permanent global Debt Security in bearer form, of the operator of Euroclear or CEDEL which is provided to the Trustee by such Person (Section 2.3).

CERTAIN RESTRICTIONS

  RESTRICTIONS ON LIENS

     The Indenture provides that neither the Company nor any Significant Subsidiary of the Company shall incur, create, issue, assume, guarantee or otherwise become liable for any Debt for money borrowed that is secured by a Lien on any asset now owned or hereafter acquired by it unless the Company makes or causes to be made effective provision whereby the Securities issued under the Indenture will be secured by such Lien equally and ratably with (or prior to) all other Debt thereby secured so long as any such Debt shall be secured. The foregoing restriction does not apply to the following:

          (i) Liens existing as of the date of the Indenture;

          (ii) Liens created by Subsidiaries of the Company to secure Debt of such Subsidiaries to the Company or to one or more other Subsidiaries of the Company;

          (iii) Liens affecting property of a Person existing at the time it becomes a Subsidiary of the Company or at the time it merges into or consolidates with the Company or a Subsidiary of the Company or at the time of a sale, lease or other disposition of all or substantially all of the properties of such Person to the Company or its Subsidiaries;

          (iv) Liens on property existing at the time of the acquisition thereof or incurred to secure payment of all or a part of the purchase price thereof, including the expenses incurred in connection therewith, or to secure Debt incurred prior to, at the time of, or within one year after the acquisition thereof for the purpose of financing all or a part of the purchase price thereof, including the expenses incurred in connection therewith;

          (v) Liens on any property to secure all or part of the cost of improvements or construction thereon or Debt incurred to provide funds for such purpose in a principal amount not exceeding the cost of such improvements or construction, including the expenses incurred in connection therewith;

          (vi) Liens on shares of stock, Debt or other securities of a Person that is not a Subsidiary;

          (vii) Liens relating to accounts receivable of the Company or any of its Subsidiaries which have been sold, assigned or otherwise transferred to another Person in a transaction classified as a sale of accounts receivable in accordance with generally accepted accounting principles (to the extent the sale by the Company or the applicable Subsidiary is deemed to give rise to a Lien in favor of the purchaser thereof in such accounts receivable or the proceeds thereof);

          (viii) Liens created pursuant to applications or reimbursement agreements pertaining to commercial letters of credit which encumber only the goods, or documents of title covering the goods that are sold or shipped in the transaction for which such letters of credit were issued;

          (ix) Liens incurred by the Company after the date of this Agreement in connection with industrial revenue bond financing for facilities (including pollution control equipment) to be used by the Company or any Subsidiary;

          (x) Liens in favor of governmental bodies to secure progress, advance or other payments;

          (xi) other Liens arising in connection with Debt of the Company and its Subsidiaries in an aggregate principal amount for the Company and its Subsidiaries not exceeding 10% of the Consolidated Net Assets of the Company at the time such Lien is issued, created or assumed; and

          (xii) any extension, renewal or replacement (or successive extensions, renewals or replacements) of any Lien referred to in the foregoing clauses
     (i) through (xi) inclusive, or of any Debt secured thereby, provided that the principal amount of Debt secured thereby shall not exceed the greater of (A) the principal amount of Debt so secured at the time of such extension, renewal or replacement and (B) the principal amount of Debt secured at the time the Lien was issued, created, assumed or otherwise permitted, plus in either of (A) or (B) the expenses of the Company and its Subsidiaries (including any premium) incurred in connection with any such extension, renewal or replacement, and provided further that such extension, renewal or replacement Lien shall be limited to all or part of substantially the same property that secured the Lien extended, renewed or replaced (plus improvements on such property) (Section 10.6).

  RESTRICTIONS UPON SALE AND LEASEBACK TRANSACTIONS

     The Company is not permitted, and may not permit a Significant Subsidiary, to enter into any arrangement on or after the date of the Indenture, or such other date as may be specified in any Prospectus Supplement for an applicable series of Debt Securities issued pursuant to the Indenture, with any Person (other than the Company or another Subsidiary) providing for the leasing by the Company or any such Significant Subsidiary of any Principal Property (except a lease for a temporary period, including renewals, of not more than 24 months by the end of which it is intended that the use of such property by the lessee will be discontinued) except (i) where the Company or such Subsidiary would be entitled to incur Debt secured by a Lien on the property to be leased in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing the Debt Securities, (ii) where the Sale and Leaseback Transaction is entered into in respect of property acquired by the Company or a Subsidiary within 24 months of such acquisition,
(iii) where such Sale and Leaseback Transaction is entered into by the Company or a Subsidiary in respect of property within 24 months of the Company's or a Subsidiary's acquisition of, or merger with, the Person owning such property, or
(iv) where the Company within 120 days of entering into the Sale and Leaseback Transaction applies to the retirement of Debt Securities of any series an amount equal to the greater of (a) the net proceeds of the sale of the property leased pursuant to such Transaction or (b) the fair market value of the property so leased (Section 10.7).

  RESTRICTIONS UPON MERGER AND SALE OF ASSETS

     The Indenture provides that the Company may not consolidate with or merge into any other Person, or sell, convey, transfer, lease, or otherwise dispose of, or permit one or more of its Subsidiaries to sell, convey, transfer, lease, or otherwise dispose of, all or substantially all of the property and assets of the Company, on a consolidated basis, to any Person unless, among other things,
(i) either the Company is the continuing corporation or such Person is a corporation, partnership or trust organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia, and assumes by supplemental indenture all the obligations of the Company under the Indenture and the Debt Securities, and (ii) immediately after the transaction no Default or Event of Default shall exist (Section 8.1).

EVENTS OF DEFAULT

     The Indenture defines an Event of Default with respect to the Debt Securities of any series as being any one of the following events: (i) default for 30 days in any payment of interest upon or any Additional Amounts payable in respect of any Debt Security of that series when due; (ii) default in any payment of principal of (or premium, if any, upon) any Debt Security of that series when due; (iii) default in the deposit of any sinking fund payment, when and as due by the terms of any Debt Security of that series; (iv) default for 60 days after appropriate notice in the performance of any other covenant in the Indenture with respect to any Debt Security of that series; (v) certain events in bankruptcy, insolvency, reorganization or other similar laws; and (vi) any other Event of Default provided with respect to Debt Securities of that series (Section 5.1).

     In case an Event of Default shall occur and be continuing with respect to the Debt Securities of any series, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities then Outstanding of that series may declare the principal of the Debt Securities of such series (or, if the Debt Securities of that series were issued as discounted Debt Securities, such portion of the principal as may be specified in the terms of that series) and the accrued interest thereon, if any, to be due and payable (Section 10.8).

     The Indenture requires the Company to file annually with the Trustee an Officers' Certificate as to the absence of certain defaults under the terms of the Indenture (Section 10.8). The Indenture provides that the Trustee may withhold notice to the Holders of any default (except in payment of principal or premium, if any, or interest) if it considers it in the interest of the Holders to do so (Section 6.1).

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of Holders unless such Holders shall have offered to the Trustee reasonable indemnity and security against the costs, expenses and liabilities which might be incurred by it in compliance with such request (Section 5.7). Subject to such provisions for indemnification and certain other rights of the Trustee, the Indenture provides that the Holders of a majority in principal amount of the Debt Securities of any series then Outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee (Section 5.12).

     The Holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of the Holders of all the Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive portions of the Indenture and, if applicable, such Debt Securities, unless a greater percentage of such aggregate principal amount is specified in the applicable Prospectus Supplement. The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series and any related coupons waive any past default under the Indenture with respect to such series and its consequences, except a default
(i) in the payment of the principal of (or premium, if any) or interest on or Additional Amounts payable in respect of any Debt Security of such series, or
(ii) in respect of a covenant or provision that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby (Section 5.13).

MODIFICATION OF THE INDENTURE

     Modification and amendment of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of all Outstanding Debt Securities of any series that are affected by such modification or amendment unless a greater percentage of such aggregate principal amount is specified in the Prospectus Supplement; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security of such series, among other things: (i) change the Stated Maturity of the principal of, or any installment of interest on, any Debt Security of such series; (ii) reduce the principal amount of, the rate of interest on, or any premium payable upon the redemption of, any Debt Security of such series; (iii) change any obligation of the Company to pay Additional Amounts in respect of any Debt Security of such series; (iv) reduce the amount of principal of an Original Issue Discount Security of such series that would be due and payable upon a declaration of acceleration of the Maturity thereof; (v) change the Place of Payment or Currency of Payment of principal of, or any premium or interest on, any Debt Security of such series; (vi) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof or any Redemption Date therefor; (vii) reduce the above-stated percentage of Holders of Outstanding Debt Securities of such series necessary to modify or amend the Indenture or to consent to any waiver thereunder or reduce the requirements for voting or quorum described below; or (viii) modify the foregoing requirements or reduce the percentage of Outstanding Debt Securities of such series necessary to waive any past default (Section 9.2).

     Modification and amendment of the Indenture may be made by the Company and the Trustee without the consent of any Holder, for any of the following purposes: (i) to evidence the succession of another Person to the Company as obligor under the Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of Bearer Securities; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Outstanding Debt Securities of any series created prior thereto which are entitled to the benefit of such provision; (vi) to establish the form or terms of Debt Securities of any series and any related coupons; (vii) to secure the Debt Securities; (viii) to provide for the acceptance of appointment by a successor Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided such action does not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of Debt Securities, provided such action shall not adversely affect the interests of the Holders of any Debt Securities in any material respect (Section 9.1).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent, waiver or other action thereunder or are present at a meeting of Holders of Debt Securities for quorum purposes, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, and (ii) the principal amount of a Debt Security denominated in a foreign currency or currency units shall be the Dollar Equivalent of the Currency Unit, determined on the date of original issuance of such Debt Security or, in the case of an Original Issue Discount Security, the Dollar Equivalent of the Currency Unit, determined on the date of original issuance of such Debt Security, of the amount determined as provided in (i) above (Section 3.12).

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of any series. A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of any such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the Holder of each Debt Security affected thereby, as described above, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series and the related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be the Persons entitled to vote a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver that may be given by the Holders of a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons entitled to vote such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Article XV).

DEFEASANCE AND DISCHARGE

     The Indenture provides that, if so specified with respect to the Debt Securities of any series, the Company will be discharged from any and all obligations in respect of the Debt Securities of such series upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with the terms will provide money in an amount sufficient to pay the principal of (and premium, if any), each installment of interest on, and any sinking fund payments on, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that
(i) the Company has received from, or there has been published by, the Internal Revenue Service a rule, or (ii) since the date of the Indenture there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of

Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge, and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. In the event of any such defeasance and discharge of Debt Securities of such series, Holders of Debt Securities of such series would be able to look only to such trust fund for payment of principal of and any premium and any interest on their Debt Securities until Maturity (Section 14.2).

DEFEASANCE OF CERTAIN COVENANTS

     The Indenture provides covenants that, if so specified with respect to the Debt Securities of any series, the Company may omit to comply with the restrictive covenants described under "Certain Restrictions" above and any other covenants applicable to such Debt Securities which are subject to covenant defeasance and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any), each installment of interest on, and any sinking fund payments on, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. The obligations of the Company under the Indenture and the Debt Securities of such series other than with respect to such covenant shall remain in full force and effect. Such a trust may be established only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (Section 14.3).

     In the event the Company exercises its option to omit compliance with the covenants described under "Certain Restrictions" above with respect to the Debt Securities of any series as described above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, then the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Default. The Company shall in any event remain liable for such payments as provided in the Indenture.

     Unless otherwise provided in the Prospectus Supplement, if, after the Company has deposited funds and/or U.S. Government Obligations to effect defeasance and discharge or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the terms of such Debt Security to receive payment in a Currency other than that in which such deposit has been made in respect of such Debt Security, or (b) the Currency in which such deposit has been made in respect of any Debt Security of such series ceases to be used by its government of issuance, the Debt represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the Currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable Market Exchange Rate (Section 14.5). Unless otherwise provided in the Prospectus Supplement, all payments of principal of (and premium, if any) and interest, if any, and Additional Amounts, if any, on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in Dollars (Section 3.12).

     The Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series and any related coupons.

MEDIUM-TERM NOTES

     The Company may offer from time to time medium-term notes (the "Medium-Term Notes") as a series of Debt Securities under the Indenture. The particular terms and provisions of the Medium-Term Notes will be described in the Prospectus Supplement relating to such Medium-Term Notes.

THE TRUSTEE

     The Company from time to time maintains bank accounts and has other customary banking relationships with and obtains credit facilities and lines of credit from the Trustee in the ordinary course of business. The Trustee may also serve as trustee under other indentures covering other debt securities of the Company.

PAYMENT AND PAYING AGENTS

     Unless otherwise provided in an applicable Prospectus Supplement, principal, premium, if any, and interest, if any, and Additional Amounts, if any, on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time (Section 10.2). Unless otherwise provided in the Prospectus Supplement, payment of interest and certain Additional Amounts on Bearer Securities on any Interest Payment Date will be made only against presentation and surrender of the coupon relating to such Interest Payment Date (Section 10.1). Unless otherwise provided in the Prospectus Supplement, no payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal, premium, if any, and interest, if any, and Additional Amounts, if any, in respect of Bearer Securities payable in Dollars will be made at the office of the Company's Paying Agent in the Borough of Manhattan, The City of New York, if (but only if) payment of the full amount thereof in Dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions (Section 10.2).

     Unless otherwise provided in an applicable Prospectus Supplement, principal, premium, if any, and interest, if any, and Additional Amounts, if any, on Registered Securities will be payable at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, interest (including Additional Amounts, if any) may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by transfer to an account maintained by the payee located inside the United States. Unless otherwise provided in the Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the Person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest (Section 3.7).

     Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Debt Securities will be named in the Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Debt Securities of a series are also issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in the Borough of Manhattan, The City of New York, for payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described above, but not otherwise) and (ii) a Paying Agent in a Place of Payment located outside the United States where Debt Securities of such series and any related coupons may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed upon application by the Company on any stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in any other required city located outside the United States, as the case may be, for the Debt Securities of such series (Section 10.2).

     Payments of principal of, premium, if any, and interest on Book-Entry Securities registered in the name of any Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the global security representing such Book-Entry Securities. The Company expects that the Depository, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests as shown on the records of such Depository or its nominee. None of the Company, the Trustee, any Paying Agent or the Securities Registrar for such Debt Securities will have any responsibility or liability for any aspects of the records relating to, or payments made on account of, such beneficial ownership interests in the Book-Entry Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

CERTAIN DEFINITIONS

     "Consolidated Net Assets" means the total assets of the Company and its consolidated Subsidiaries as shown on the consolidated balance sheet of the Company for the most recently completed accounting period for which financial statements are publicly available, after deducting the amount of all current liabilities (excluding any constituting Funded Debt by reason of their being renewable or extendible).

     "Funded Debt" means indebtedness for money borrowed which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date of the creation of such indebtedness for money borrowed.

     "Holder," when used with respect to any Security, means, in the case of a Registered Security, the Person in whose name the Security is registered in the Security Register and, in the case of a Bearer Security, the bearer thereof and, when used with respect to any coupon, means the bearer thereof.

     "Lien" means any pledge, mortgage, lien, charge, encumbrance or security interest.

     "Original Issue Discount Security" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2.

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Principal Property" means any facility (together with the land on which it is erected, any future additions or improvements thereto, and all machinery and equipment included therein) used by the Company or a Subsidiary primarily for producing, processing, packaging, storing, or distributing its products, raw materials, inventories or other materials and supplies, located in the United States or Canada, owned or leased by the Company or a Subsidiary, and having an acquisition cost plus capitalized improvements in excess of 2% of Consolidated Net Assets as of the date of such determination, but shall not include any such property financed through the issuance of tax-exempt governmental obligations, or any such property or portion thereof that has been determined by Board Resolution not to be of material importance to the respective business conducted by the Company or a Subsidiary, effective as of the date such Board Resolution is adopted.

     "Significant Subsidiary" means, at any time, any Subsidiary that would be a "Significant Subsidiary" at such time, as such term is defined in Regulation S-X promulgated by the Commission, as in effect as of the date of the Indenture.

     "Subsidiary" means any corporation, partnership, limited liability company, joint venture, trust, association or unincorporated organization more than 50% of the outstanding voting interest of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to other purchasers or through agents, and any such sales may be made on a continuing basis. The Prospectus Supplement with respect to the Debt Securities being offered thereby sets forth the terms of the offering of such Debt Securities, including the name or names of any underwriters or agents, the purchase price of such Debt Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters and any discounts or commissions received by them and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation will be described, in a Prospectus Supplement.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the Prospectus Supplement, the Company will authorize the underwriters to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts providing for payment and delivery on the date stated in the Prospectus Supplement. Each such contract will be for an amount not less than, and unless the Company otherwise agrees, the aggregate principal amount of Debt Securities sold pursuant to such contracts shall not be more than, the respective amounts stated in the Prospectus Supplement. Institutions with which such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of the Company. Delayed Delivery Contracts will not be subject to any conditions except that the purchase by an institution of the Debt Securities covered thereby shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

                        VALIDITY OF THE DEBT SECURITIES

     The validity of the Debt Securities will be passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York and certain matters will be passed upon for any underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York. Skadden, Arps, Slate, Meagher & Flom from time to time provides legal services to the Company.

                                    EXPERTS

     The financial statements and schedules included in IBP's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, which are incorporated by reference herein and in the Registration Statement, have been audited by Price Waterhouse LLP, independent public accountants, as indicated in their report with respect thereto, which is incorporated by reference herein. Such financial statements and schedules are incorporated by reference herein in reliance upon the report of Price Waterhouse LLP, given upon its authority as experts in accounting and auditing.

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                                  $300,000,000

                                   IBP, INC.
                              7.95% NOTES DUE 2010

                                ---------------

                             PROSPECTUS SUPPLEMENT
                                January 26, 2000

                                ---------------

                          Joint Book Running Managers
DONALDSON, LUFKIN & JENRETTE                                SALOMON SMITH BARNEY
                         BANC OF AMERICA SECURITIES LLC

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